Filing by Columbia Funds Variable Series Trust II pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Company:
Columbia Funds Variable Insurance Trust I
(SEC File No. 811-08481)
Supplement dated December 17, 2015
to the Prospectus, as supplemented, of each of the following funds:
Fund	Prospectus Dated
Columbia Funds Variable Insurance Trust I
Columbia Variable Portfolio – International Opportunities Fund	5/1/2015
Columbia Variable Portfolio – Large Cap Growth Fund II	5/1/2015
Columbia Variable Portfolio – Large Cap Growth Fund III	5/1/2015
Variable Portfolio – Loomis Sayles Growth Fund II	5/1/2015
(each, an Acquired Fund)
In December 2015, the Board of Trustees of each Acquired Fund approved a proposal to merge each Acquired Fund with and into the corresponding acquiring fund listed in the table below (each, an Acquiring Fund). No merger is expected to be a taxable event for contract holders. More information about each Acquiring Fund and the definitive terms of each of the proposed mergers will be included in proxy materials.
Each of the mergers identified in the table below is subject to certain conditions, including approval by shareholders of the applicable Acquired Fund. It is currently anticipated that proxy materials regarding the mergers will be distributed to owners of the variable annuity contracts or variable life insurance policies, as applicable, that are shareholders of the Acquired Funds, in early 2016, and that meetings of shareholders to consider the mergers will be held in the first half of 2016.

Acquired Fund	Acquiring Fund
Columbia Variable Portfolio – International Opportunities Fund	Columbia Variable Portfolio – Select International Equity Fund
Columbia Variable Portfolio – Large Cap Growth Fund II	Columbia Variable Portfolio – Large Cap Growth Fund
Columbia Variable Portfolio – Large Cap Growth Fund III	Columbia Variable Portfolio – Large Cap Growth Fund
Variable Portfolio – Loomis Sayles Growth Fund II	Variable Portfolio – Loomis Sayles Growth Fund

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (SEC) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting columbiathreadneedle.com/us. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.
Shareholders should retain this Supplement for future reference.
C-1546-7 A (12/15)